April 28, 2015

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attention:	H. Roger Schwall
Assistant Director

Re:	Black Stone Minerals, L.P.

Registration Statement on Form S-1 (File No. 333-202875)

Ladies and Gentlemen:

As the representatives of the several underwriters of the Black Stone Minerals, L.P. (the “Partnership”) proposed initial public offering of up to 22,500,000 common units representing limited partner interests in the Partnership (and up to an additional 3,375,000 common units upon exercise of an option), we hereby join the Partnership’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 2:00 p.m., Washington, D.C. time, on April 30, 2015, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Preliminary Prospectus dated April 22, 2015, through the date hereof:

Preliminary Prospectus dated April 22, 2015:

5,420 copies to prospective underwriters, institutional investors, dealers and others.

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The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours,

BARCLAYS CAPITAL INC.
CITIGROUP GLOBAL MARKETS INC.
MERRILL LYNCH, PIERCE FENNER & SMITH INCORPORATED,
As Representatives of the several
Underwriters

By: BARCLAYS CAPITAL INC.

By:	/s/ Crystal A. Simpson
Name:	Crystal A. Simpson
Title:	Managing Director

By: CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Zach Jordan
Name:	Zach Jordan
Title:	Managing Director

By: MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Richard A. Diaz
Name:	Richard A. Diaz
Title:	Authorized Signatory